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                                                                    EXHIBIT 16.1


                           [ERNST & YOUNG LETTERHEAD]


September 30, 2003

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549


Gentlemen:

We have read Item 4 of Form 8-K dated September 25, 2003, of The Meridian Resource Corporation and are in agreement with the statements contained in the last sentence of paragraph one, the first sentence of paragraph three, paragraph four, and the first and second sentences of paragraph five on page one therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, included in the first sentence of paragraph five on page one therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's 2002 financial statements.

ERNST & YOUNG LLP